Exhibit 1

North America’s Railroad

NEWS RELEASE

CN files shelf prospectus for C$6 billion of debt securities

MONTREAL, May 5, 2022 — CN (TSX: CNR) (NYSE: CNI) announced today that it has filed a final shelf prospectus with Canadian securities regulators and a registration statement with the United States Securities and Exchange Commission (SEC), pursuant to which CN may issue up to C$6 billion of debt securities in Canadian and U.S. markets over the next 25 months.

CN expects to use net proceeds from the sale of debt securities under the shelf prospectus for general corporate purposes, including the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions and other business opportunities.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A copy of the final shelf prospectus will be available on the Canadian Securities Administrators' web site, www.sedar.com, or the SEC's website, www.sec.gov. It may also be obtained from the Corporate Secretary, Canadian National Railway Company, 935 de La Gauchetière Street West, Montreal, Que., H3B 2M9 (Telephone: 514-399-7091).

About CN
CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As a railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 18,600-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Contacts:
Media	Investment Community
Jonathan Abecassis	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
438-455-3692 media@cn.ca	(514) 399-0052 investor.relations@cn.ca